April 13, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Request by Service Corporation International (Commission File No. 001-06402) for Waiver of Requirement to Include Financial Statements of Alderwoods Group, Inc. (Commission File No. 000-33277) under Rule 3-05(b)(2) and Pro Forma Financial Information under Rule 11-01(b) of Regulation S-X in Registration Statement on Form S-4 (File No. 333-132617) filed with the Securities Exchange Commission on March 22, 2006.
Dear Mr. Spirgel:
     I am writing to you on behalf of Service Corporation International (“SCI”) to respectfully request that, pursuant to Rule 3-13 of Regulation S-X, Filing of Other Financial Statements in Certain Cases, the Staff of the Securities and Exchange Commission (the “Commission”) not object to SCI’s omission of certain historical financial information and pro forma financial information related to Alderwoods Group, Inc. (“Alderwoods”) in its Registration Statement on Form S-4 (File No. 333-132617) (“Form S-4”) filed on March 22, 2006. This request applies only to this specific Form S-4 and not to any other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.
Background
     In June 2005, SCI completed a private placement of $300,000,000 of 7% senior notes pursuant to Rule 144A. As is typical for a Rule 144A offering by a public registrant, the private placement offering memorandum provided for a contractual obligation whereby SCI must register public notes to exchange for the private notes, in this instance using its reasonable best efforts to file (and have declared effective) a registration statement within 180 days of the closing of the private placement, which was December 12, 2005.
     In August 2005, SCI announced the restatement of its results for the first quarter of 2005 and each of the five years ended December 31, 2004 and each of the interim periods of 2004 and 2003. The restatement primarily related to adjustments resulting from the Company’s review of the reconciliations of its preneed funeral and cemetery trust accounts.

     On October 27, 2005, SCI filed its Form 10-Q for the quarterly period ended June 30, 2005. As a result of filing the Form 10-Q late (i.e., after the August 10, 2005 deadline), SCI’s Form S-4 contains disclosure levels consistent with Item 14 of Form S-4.
     On March 6, 2006, SCI filed its Annual Report on Form 10-K for the year ended December 31, 2005. On March 22, 2006, SCI filed the Form S-4 to register the exchange notes. On March 30, 2006, SCI received a letter from the Commission stating that no review of the registration statement has been or will be made.
     On April 3, 2006, SCI announced the approval of a definitive agreement under which SCI will acquire all of the outstanding shares of Alderwoods for $20.00 per share in cash (the “Merger Transaction”). The Merger Transaction is expected to close by the end of the 2006 calendar year, and is subject to the following conditions: approval by Alderwoods shareholders, the expiration of the waiting period applicable to the Merger Transaction under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, and the Competition Act (Canada), as amended (the “Competition Act”), the receipt of any approvals pursuant to the Investment Canada Act of 1985, and no material adverse effect on Alderwoods (as defined in the merger agreement). After evaluating the above considerations, and pursuant to the significance test computations included in Exhibit A to this letter, SCI management has concluded that its acquisition of Alderwoods is both “probable” and significant at the 50% significance threshold (income test), based on its application of Form S-4, Form 8-K and other Regulation S-X Rules detailed below.
Application of Form S-4, Form 8-K and Regulation S-X Rules
     Form 8-K Disclosures
     Pursuant to a Form 8-K, Item 1.01, filed April 6, 2006, SCI disclosed that it entered into a definitive agreement whereby SCI will acquire Alderwoods.
     Pursuant to Form 8-K, Item 2.01 and Item 9.01, the requirement to provide historical financial statements of Alderwoods pursuant to Rule 3-05(b) of Regulation S-X and any pro forma financial information pursuant to Article 11 of Regulation S-X will arise at the completion of the Merger Transaction, which has been publicly announced as expected by the end of 2006.
     Form S-4 Requirements
     With respect to the Form S-4, Item 14(e) requires the inclusion of “financial statements meeting the requirements of Regulation S-X, as well as financial information required by Rule 3-05 and Article 11 of Regulation S-X with respect to transactions other than that pursuant to which the securities being registered are to be issued.”
     Regulation S-X Requirements
     Rule 3-05(a)(i) of Regulation S-X provides that financial statements prepared and audited in accordance with Regulation S-X should be furnished for the periods specified in Paragraph (b) if consummation of a business combination accounted for as a purchase has occurred or is ”probable.”

     Rule 3-05(b)(2) of Regulation S-X requires financial statements of a business acquired to be filed for specific periods determined by using the conditions specified in the definition of “significant subsidiary” in Rule 1-02(w) of Regulation S-X. SCI’s significant subsidiary test as applied to Alderwoods is attached in detail as Exhibit A to this letter and summarized below:

Rule 1-02 Test	Result
Investment Test	11.4%
Asset Test	30.2%
Net Income Test	52.5%
     Rule 3-05(b)(4) of Regulation S-X allows for a registrant to omit from its registration statements the financial statements required under Rule 3-05(b)(2) to the extent:
(i)	the acquired business does not exceed the significant subsidiary condition at the 50 percent level, and
     (ii) the consummation of the acquisition has not yet occurred.
     Rule 11-01(a)(2) of Regulation S-X provides that pro forma financial information shall be furnished when, after the date of the most recent balance sheet, consummation of a significant business combination to be accounted for by the purchase method has occurred or is probable. In addition, Rule 11-01(c) provides that the pro forma effects of a business combination need not be presented if separate financial statements of the acquired business are not included in the filing.
Request for Waiver of Financial Statement and Pro Forma Financial Information Requirements
     We respectfully request a waiver of the application of Rule 3-05(b)(2) and Rule 11-01(a)(2) of Regulation S-X to the Alderwoods historical financial statements and related pro forma financial information in connection with the Form S-4.
     First, the exchange notes registered on the Form S-4 are to be issued in connection with an exchange offer for private notes initially issued in June 2005. SCI is not receiving any new proceeds in the registration of the exchange notes, and the registration of the exchange notes in no way relates to the Merger Transaction. The proceeds from the initial issuance of the notes were used in June 2005 to refinance previously outstanding debt. The holders of the notes bought the notes based on SCI’s financial condition and continue to hold the notes, and expect to hold the exchange notes, based upon SCI’s financial condition. As discussed in more detail below, any pro forma financial information reflecting the business combination that SCI prepares prior to the consummation of the Merger Transaction would be based on substantial assumptions, and may be misleading for the holders of the notes in that such pro forma financial information may not reflect the actual adjustments that will be required once the Merger Transaction is ultimately consummated. SCI continues to incur additional interest payments for the failure to timely register the exchange notes and consummate the exchange offer. Therefore, we believe it is in the best interests of SCI’s shareholders to register these exchange notes and consummate the exchange offer as soon as possible.
     Second, SCI and Alderwoods must completely review the complex accounting policies and principles of the two companies with widely dispersed operations (1,712 funeral homes and 490 cemeteries in 48 states, eight Canadian provinces and Puerto Rico) and determine where appropriate adjustments must be made for a consistent presentation of the business combination. This process will take an extended period of time as, to date, each party has had limited access to the appropriate books and records to review accounting policies and procedures and to determine any potential financial or accounting adjustments relating to the Merger Transaction. The Commission is certainly aware of the difficulties in the death care industry in applying the nuances of revenue and expense recognition to the products and services, and trust accounts, in our companies. In addition, there are uncertainties as to the timing and the level of disposition of properties and/or assets, if any, that may be required after reviews by U.S. and Canadian antitrust agencies of the effect of the Merger Transaction, as well as the level and cost of debt that SCI will incur at the consummation of the Merger Transaction. SCI understands the need and requirement to provide historical financial statements of Alderwoods and pro forma financial information for the business combination, but will be in a much more appropriate position to provide meaningful and specific adjustments as part of the pro forma financial information once the Merger Transaction is consummated.
     Third, our 2005 net income before taxes is disproportionately affected by losses on dispositions of $26.1 million in 2005, resulting in the net income test in Rule 1.02(w)(3) being slightly above 50 percent at 52.5 percent. SCI has now substantially completed its disposition program of underperforming businesses and properties. If the losses on dispositions of assets were not included, then SCI’s and Alderwood’s 2005 net income before taxes would have been $116.9 million and $46.3 million respectively, and the application of the net income test would have approximated 39.6 percent. As set forth above, the investment and asset tests are 11 percent and 30 percent, respectively.
     By using the alternate computation provided in the Rule 1-02(w) computational note to determine if SCI’s 2005 net income before taxes is at least 10 percent lower than the average of the net income before taxes for the last five years, the percentage difference is 9.0 percent. If the alternate five-year average of SCI net income before taxes is used, the net income test computation is 48 percent. Such calculation would allow SCI to omit the financial statements of Alderwoods and pro forma financial information prior to the consummation of the Merger Transaction under Rule 3-05(b)(4) of Regulation S-X.
     We believe the SCI financial statement disclosures are sufficient for the private note holders to make an investment decision in the exchange offer under the Form S-4, just as holders who make investment decisions in SCI common stock prior to the consummation of the Merger Transaction and the time the pro forma financial information is required to be filed. Based on the foregoing, we respectfully request a waiver from the application of

•	Rule 3-05(b)(2) of Regulation S-X requiring the filing of historical financial statements of Alderwoods in the Form S-4 prior to the consummation of the Merger Transaction, and

•	Rule 11-01(a)(2) of Regulation S-X requiring the furnishing of pro forma financial information and the subsequent application of Rule 11-01(c) of Regulation S-X, which allows the pro forma effects of a business combination not to be presented if separate financial statements of Alderwoods are not included in the Form S-4.
     If you have any questions regarding this letter, please call me at 713-525-7768.
Sincerely,
/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President
Corporate Controller

cc:	Sharon Virga, Senior Staff Accountant, Securities and Exchange Commission Kyle Moffatt, Branch Chief — Accountant, Securities and Exchange Commission

EXHIBIT A
Service Corporation International
(in thousands)
Rule 1-02(w), Condition 1 — Investment Test
Rule:
Percentage of registrant’s and its other subsidiaries’ investment in and advances to the subsidiary to the total assets of the registrant and its subsidiaries consolidated.

Alderwoods purchase price per release	$856,000
SCI Total Assets at 12/31/05	$7,536,692
Ratio	11.4%
Rule 1-02(w), Condition 2 — Asset Test
Rule:
Percentage of registrant’s and its other subsidiaries’ proportionate share of the total assets of the subsidiary to the total assets of the registrant and its subsidiaries consolidated.

Alderwoods Total Assets at 12/31/05	$2,274,303
SCI Total Assets at 12/31/05	$7,536,692
Ratio	30.2%
Rule 1-02(w), Condition 3 — Income Test
Rule:
Percentage of registrant’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary to such income of the registrant and its subsidiaries consolidated for most recent fiscal year.

Alderwoods 2005 income before taxes	$47,676
SCI 2005 income before taxes	$90,807
Ratio	52.5%
Rule 1-02(w), Computational guidance
Rule:
When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

SCI 2005 income before taxes	$90,807
SCI 2004 income before taxes	$111,906
SCI 2003 income before taxes	$96,603
SCI 2002 income before taxes	$(129,212)
SCI 2001 income before taxes	$(391,000)
Total income before taxes in pos years	$299,316
Average income before taxes for past 3 yrs	$99,772
Difference between average and 2005	$8,965
Percentage difference b/w avg and 2005	9.0%